

February 7, 2012

Via Facsimile
Mr. Donald D. Humphreys
Exxon Mobil Corporation
Senior Vice President and Treasurer
5959 Las Colinas Blvd.
Irving, TX 75039

> **Re: Exxon Mobil Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 25, 2011**
> **Response letter dated January 11, 2012**
> **File No. 1-02256**

Dear Mr. Humphreys:

We have reviewed your filings and response and have the following comment. Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements, page 62

Supplemental Information on Oil and Gas Exploration and Production Activities, page 103

Oil and Gas Reserves, page 107

1. We note your response to prior comment number six from our letter dated December 7, 2011. For the reasons cited in our prior comment, we continue to believe that your natural gas liquid proved reserves are significant. We also believe that footnote disclosure of NGL reserves does not adequately address the disclosure requirements of FASB ASC paragraph 932-235-50-4. In this regard, we note that footnote disclosure of NGL reserves would not result in the separate disclosure of crude oil quantities (including condensate). In future filing, revise your tabular presentation of reserve quantities under this section to separately disclose reserve quantities attributable to crude

Donald D. Humphreys
Exxon Mobil Corporation
February 7, 2012
Page 2

oil (including condensate) and natural gas liquids. Make similar revisions to the presentation appearing on page 6.

You may contact Mark Wojciechowski at (202) 551-3759 or in his absence, Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3740 with any other questions.

Sincerely,

/s/ Brad Skinner for

H. Roger Schwall
Assistant Director